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3/18/2002

02019417

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42043

MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kahn Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Merrick Road
(No. and Street)

Rockville Centre (City) New York (State) 11570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kahn (516) 763-5800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name — if individual, state last, first, middle name)

15 Maiden Lane, Suite 903 (Address) New York, (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02
S-S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kahn Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Richard A Kahn
Signature

President
Title

Edna M. Limson
EDNA M. LIMSON
Notary Public, State of New York
No. 01LI5062788
Notary Public
Qualified in King County
Commission Expires July 8, 2002

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
Kahn Securities, Inc.

We have audited the accompanying statement of financial condition of Kahn Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kahn Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, New York
January 28, 2002

KAHN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and Cash Equivalents	$ 1,329
Commissions Receivable	20,593
Receivable From Clearing Broker	4,037
Receivable From Officer	15,964
Secured Demand Note Receivable From Subordinated Lender (Collateralized by Securities with a Market Value of $ 107,695)	75,000
Other Assets	45,769
Taxes Receivable	8,800
	$ 171,492

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		$ 10,307
Liabilities Subordinated to Claims of General Creditors Pursuant to Secured Demand Note Agreements		75,000
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 1,000 shs authorized, issued and outstanding	$ 1,000	
Additional Paid-In Capital	28,785	
Retained Earnings	56,400	86,185
		$ 171,492

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

KAHN SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Income:	
Commissions	$ 422,389
Interest, Dividends and Other	14,911
	437,300
Expenses:	
Officer's Compensation	74,000
Employee Compensation	47,231
Payroll Taxes	9,274
Clearance Charges	80,691
Insurance	29,899
Communications	7,633
Rent	26,845
Professional Fees	14,650
Pension Expense	9,699
Travel and Entertainment	75,662
Other Expenses	78,102
	453,686
Income (Loss) Before Provision For Federal Income Tax	(16,386)
Provision For Federal Income Taxes	226
Net Income (Loss)	$ (16,612)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

KAHN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 1,000	$ 28,785	$ 73,012	$ 102,797
Net Income (Loss)	- 0 -	- 0 -	(16,612)	(16,612)
Balances - End of Year	$ 1,000	$ 28,785	$ 56,400	$ 86,185

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

KAHN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (16,612)
Adjustments To Reconcile Net Income to Cash From (Used In) Operating Activities:	
(Increase) Decrease In Assets:	
Commissions Receivable	1,848
Receivable From Clearing Broker	37,327
Other Assets	(8,560)
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	(2,661)
Taxes Payable	(14,700)
Net Cash From (Used In) Operating Activities	(3,358)
Cash and Cash Equivalents - Beginning of Year	4,687
Cash and Cash Equivalents - End of Year	$ 1,329

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 0
Taxes	$ 1,168

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

KAHN SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance - Beginning of Year	$	75,000
Additions or Withdrawals		- 0 -
Balance - End of Year	$	75,000

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

KAHN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Nature of Business

Kahn Securities, Inc. (the "Company") is a Delaware corporation conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and , accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

3. Pension Plan

In 1998 the Company established a Defined Benefit Pension Plan for its employees. All employees are eligible and the Plan is funded solely by the Company. The total contributions to the Plan for the year 2001 were $ 9,699. The Plan was fully funded as of December 31, 2001.

4. Liabilities Subordinated to the Claims of General Creditors

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The loan matures December 31, 2005.

5. Commitments and Contingencies

The Company leases its premises under the terms of an agreement which provides for an annual rental approximating $ 1,630 per month with annual increases of approximately 3.6%. The lease agreement also provides for escalations for electric, fuel and real estate taxes. A security deposit of $ 9,780 was made and each year of the lease the May rent will be reduced by $ 1,630. The term of the lease expires on May 31, 2006. The aggregate minimum commitment is $92,685.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2001, the Company's net capital of $ 90,652 was $ 40,652 in excess of its required net capital of $ 50,000. The Company's capital ratio was 11.4%.

KAHN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

December 31, 2001

NET CAPITAL COMPUTATION

Stockholder's Equity		$ 86,185
Subordinated Liabilities		75,000
Total Stockholder's Equity and Subordinated Liabilities		161,185
Non-Current Assets:		
Receivable From Officer	$ 15,964	
Other Assets	45,769	
Taxes Receivable	8,800	70,533
Total Capital Before Charges		90,652
Charges To Net Capital		-0-
Net Capital		90,652
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $ 50,000		50,000
Capital In Excess of All Requirements		$ 40,652

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness Divided By Net Capital: 10,307 / 90,652 = 11.4%

(*) Aggregate Indebtedness:
Accounts Payable and Accrued Expenses $ 10,307

* NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA.

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

The Shareholder
Kahn Securities, Inc.

Gentlemen:

In planning and performing our audit of the financial statements of Kahn Securities, Inc. for the period ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kahn Securities, Inc. that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Kahn Securities, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen & Company, P.C.

New York, New York
January 28, 2002

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
Kahn Securities, Inc.

We have audited the accompanying statement of financial condition of Kahn Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Kahn Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
January 28, 2002

KAHN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and Cash Equivalents		$ 4,687
Commissions Receivable		22,441
Receivable From Clearing Broker		41,364
Receivable From Officer		15,964
Secured Demand Note Receivable From Subordinated Lender (Collateralized by Securities with a Market Value of $ 122,503)		75,000
Other Assets		37,209
		$ 196,665

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		$ 12,968
Taxes Payable		5,900
		18,868
Liabilities Subordinated to Claims of General Creditors Pursuant to Secured Demand Note Agreements		75,000
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 1,000 shs authorized, issued and outstanding	$ 1,000	
Additional Paid-In Capital	28,785	
Retained Earnings	73,012	102,797
		$ 196,665

SEE ACCOMPANYING NOTES TO THE STATEMENT OF FINANCIAL CONDITION

KAHN SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

1. Nature of Business

Kahn Securities, Inc. (the "Company") is a Delaware corporation conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and , accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

3. Pension Plan

In 1998 the Company established a Defined Benefit Pension Plan for its employees. All employees are eligible and the Plan is funded solely by the Company. The total contributions to the Plan for the year 2001 were $ 9,699. The Plan was fully funded as of December 31, 2001.

4. Liabilities Subordinated to the Claims of General Creditors

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The loan matures December 31, 2005.

5. Commitments and Contingencies

The Company leases its premises under the terms of am agreement which provides for an annual rental approximating $ 1,630 per month with annual increases of approximately 3.6%. The lease agreement also provides for escalations for electric, fuel and real estate taxes. A security deposit of $ 9,780 was made and each year of the lease the May rent will be reduced by $ 1,630. The term of the lease expires on May 31, 2006. The aggregate minimum commitment is $92,685.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2001, the Company's net capital of $ 90,652 was $ 40,652 in excess of its required net capital of $ 50,000. The Company's capital ratio was 11.4%.